Exhibit 99.3

August 12, 2015

Distribution: All FIS employees

Dear Colleagues:

In a significant step toward our goal of continually reinventing FIS so that we remain industry leaders, I am pleased to announce that FIS has signed a definitive agreement to acquire SunGard a financial services leader in banking, capital markets and asset management solutions. This is a tremendous milestone bringing together two great technology companies with similar business models, complementary solutions and highly talented employees that are dedicated to serving the financial services industry. I am very excited to share this significant news with you today and look forward to welcoming SunGard’s 13,000 employees into our FIS family when the acquisition closes during the fourth quarter.

Upon closing, FIS will be uniquely positioned to offer clients a broad range of solutions for enterprise banking, capital markets, asset and wealth management, risk and compliance, treasury and insurance. Combined, our focus will be on servicing global, regional and community financial institutions as well as private equity, asset managers and insurance companies. Earlier this morning we announced this transaction to the market. I have attached a copy of the news release for your reference. Additionally, I also encourage you to watch this brief video about the benefits this combination brings to all of us.

SunGard is one of the world’s leading financial software companies, with annual revenue of $2.8 billion. The company provides solutions for approximately 14,000 clients in the financial services, insurance, public sector and education industries in more than 100 countries across the world. Its software solutions are delivered as a service or through on-premise deployments and are surrounded by an extensive suite of service offerings.

The FIS and SunGard solutions are very complementary. After the close, the addition of SunGard will bring new solutions and services that enhance our offerings including treasury, risk management, asset management, derivatives, trading and insurance. SunGard’s strong business leaders will bring valuable insights and experience to our global leadership team.

The combined company will be headquartered in Jacksonville, Fla. and I will serve as president and CEO. We will operate under the FIS name.

The transaction is subject to regulatory approvals and contractual closing conditions. We expect to close during the fourth quarter. Until then, it is business as usual for both companies and we must continue to focus on serving the needs of our clients.

Over the next few days, you may have questions about this combination and how our teams will work together. The attached FAQ document will provide some additional information about SunGard, the strategic rationale for the acquisition and next steps. While we cannot begin integration or perform any go-to-market planning until we close, we encourage you to talk with your manager or submit your questions to fis.corporate.communications@fisglobal.com. If you receive questions from clients, please direct them to their strategic account manager (SAM) or global client partner (GCP). All media inquiries should be directed to kim.snider@fisglobal.com and investor inquiries should be directed to pete.gunlauggson@fisglobal.com.

I hope you join me in celebrating this significant milestone. Your hard work and focus on championing the needs of our clients has made this acquisition possible and continues to serve as an outstanding example of how we are empowering the financial world.

Regards,

Forward-looking Statements

This letter may contain statements, estimates or projections that constitute “forward-looking statements” pursuant to the safe harbor provisions of the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from FIS’s historical experience and our present expectations or projections. These risks include, but are not limited to, changes in general economic, business and political conditions, developmental and conversion delays or disruptions inherent with new software products and technology, and risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in or new laws or regulations affecting the banking, retail and financial services industries, the risk that the transaction described herein will not be completed or will not provide the expected benefits, or that we will not be able to achieve the synergies anticipated, changes in the growth rates of the markets for our solutions, and other risks detailed in our filings with the Securities and Exchange Commission (“SEC”), including the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2014, and subsequent SEC filings. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FIS undertakes no obligation to publicly update or revise any forward-looking statements.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. Stockholders of SunGard are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Employee FAQs

Overview

The purpose of this document is to provide additional information about the SunGard acquisition announcement. This document is confidential to FIS and is not to be distributed to any party outside the company.

1.	What was announced?

FIS announced that it has signed a definitive agreement to acquire SunGard. Under the terms of the agreement, FIS will acquire 100 percent of the equity of SunGard. The combined company will have over $9.2 billion in annual revenues.

2.	Who is SunGard?

A privately held company, SunGard is one of the world’s leading financial software companies, with annual revenue of $2.8 billion. The company provides solutions for approximately 14,000 clients in the financial services, insurance, public sector and education industries in more than 100 countries across the world. Its software solutions are delivered as a service or through on premise deployments and are surrounded by an extensive suite of service offerings.

3.	What is the strategic rationale for this acquisition?

This is tremendous milestone bringing together two great technology companies with similar business models, complementary solutions and highly talented employees that are dedicated to serving the financial services industry. Combined, our focus will be on servicing global, regional and community financial institutions as well as private equity, asset managers and insurance companies. Upon closing, the combined company will be uniquely positioned to offer a broad range of solutions for enterprise banking, capital markets, asset management, risk and compliance, treasury and insurance. In addition, this combination enables us to address the following objectives:

•	Scale and Reach – The combined company offers scale advantages, which improves our long-term position and extends our global delivery platform.

•	Product Depth and Breadth – Our combined solutions will enhance our growth prospects.

•	Financial Strength – The combined company will have over $9.2 billion in annual revenues and a solid outlook for 2016. Increased cash flow will allow us to fund growth opportunities and to further pay down our debt.

4.	When will the transaction close?

The transaction is expected to close during the fourth quarter.

5.	How will our clients benefit from this transaction?

The FIS and SunGard solution portfolios are very complementary. As a result and upon closing, we will be uniquely positioned to offer our clients a broad range of solutions for enterprise banking, capital markets, asset and wealth management, risk and compliance, treasury and insurance.

6.	Will our name, leadership or headquarters change?

•	The combined company will operate under the FIS name.

•	FIS president and CEO, Gary Norcross, will be president and CEO of the combined company.

•	The company’s headquarters will be in Jacksonville, Fla.

•	SunGard’s CEO Russ Fradin will work with Gary on how best to deploy the talent on SunGard’s senior leadership team. There will be opportunities for individuals at both companies to take on exciting new responsibilities and challenges.

•	All 11 members of our board of directors will be from FIS.

7.	When can we begin to work with SunGard?

We cannot begin go-to-market planning until the transaction closes later this year. Until that time, both companies will continue to operate independently and perform business as usual. This means an intense focus on our clients and our current business objectives. We are also prohibited from acting jointly with respect to new business or current clients, including those we may have in common.

8.	How will our teams come together after the transaction closes?

We will begin our integration efforts by working with leaders on both sides to evaluate the impact of change across both businesses as well as to ensure a smooth transition for both clients and employees. We will begin to share and communicate our integration plan as soon as we are able to post close.

9.	What is our message to our business partners?

We will continue to operate as separate companies until the transaction closes and will continue to interact with our business partners using our same channels and processes. It is business as usual with an intense focus on our clients and current business objectives.

10.	What is our message to our clients?

The FIS and SunGard solution portfolios are very complementary. Upon closing, we will be uniquely positioned to offer our clients a broad range of solutions for enterprise banking, capital markets, asset and wealth management, risk and compliance, treasury and insurance.

Until we come together as one company, we will continue to operate as separate companies, conducting business as usual. We must continue to remain intensely focused on serving the needs of our clients.

11.	When will we learn more about next steps?

We will begin our integration efforts by working with leaders on both sides by evaluating impact of changes across both businesses. We will share information on those plans as quickly as possible post close. Until the transaction closes, it is business as usual as separate companies.